

AMETEK®

CLEAR VISION • SOUND STRATEGIES • SOLID PERFORMANCE

2008 ANNUAL REPORT

Table of Contents

Financial Highlights

(In millions, except per share amounts and number of employees)

For the Year	2008	2007	2006	2005	2004
Net sales	**$2,531.1**	$2,136.9	$1,819.3	$1,434.5	$1,232.3
Operating income [1]	**432.7**	386.6	309.0	233.5	191.2
Net income [1]	**247.0**	228.0	181.9	136.4	109.0
EBITDA [1] [2]	**489.4**	433.9	351.4	269.9	228.3
Free cash flow [3]	**203.1**	240.9	196.8	132.4	134.8
Capital expenditures	**44.2**	37.6	29.2	23.3	21.0
Per share data:					
Diluted earnings per share [1]	**2.30**	2.12	1.71	1.29	1.06
Cash dividends paid	**0.24**	0.24	0.18	0.16	0.16

At Year-End	2008	2007	2006	2005	2004
Total debt	**$1,111.7**	$ 903.0	$ 681.9	$ 631.4	$ 450.1
Net debt [4]	**1,024.7**	732.9	632.8	595.9	412.5
Stockholders' equity [5]	**1,287.8**	1,240.7	966.7	809.5	663.3
Shares outstanding	**106.7**	107.4	106.1	105.7	103.0
Number of employees	**11,700**	11,300	10,400	9,800	8,300

(1) Amounts for years prior to 2006 reflect the retrospective application of Statement of Financial Accounting Standards ("SFAS") No. 123R to expense stock options effective January 1, 2006.

(2) EBITDA represents income before interest, income taxes, depreciation and amortization. (See table on page 25 for a reconciliation of net income reported in accordance with U.S. generally accepted accounting principles [U.S. GAAP] to EBITDA.)

(3) Free cash flow represents cash flow from operating activities, less capital expenditures. (See table on page 25 for a reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow.)

(4) Net debt represents total debt minus cash and cash equivalents. (See table on page 25 for a reconciliation of total debt reported in accordance with U.S. GAAP to net debt.)

(5) The adoption of SFAS 158 for our defined benefit pension plans, effective December 31, 2006, resulted in a $32.7-million reduction in stockholders' equity. The adoption of FIN 48 as of January 1, 2007 resulted in a $5.9-million charge to the opening balance of stockholders' equity.


$2,600
Net Sales
(in millions)
5-year CAGR is 18%
2,200
1,800
1,400
1,000
04
05
06
07
08


$2.50
Diluted Earnings per Share
5-year CAGR is 22%
2.00
1.50
1.00
0.50
04
05
06
07
08

CAGR = Compound Annual Growth Rate

Letter to Shareholders

We Are Confident About Our Future.

We Performed Well in 2008

Despite an extremely difficult economic environment, we continued to do well and enjoyed a very good year overall. We had record sales, operating income, net income and earnings per share. We experienced solid internal growth in each of our business segments. Our strategy to acquire differentiated businesses continued to work well. And, our relentless focus on Operational Excellence continued to drive our profitability and earnings performance.

We had sales of $2.53 billion, up 18% from 2007. Including the impact of a fourth-quarter restructuring charge, net income was $247.0 million and diluted earnings per share were $2.30, compared with $228.0 million and $2.12 respectively in 2007. Excluding this charge, net income was $274.2 million and diluted earnings per share were $2.55.

Outlook for 2009

We expect 2009 to be a very challenging year given the continuing global economic downturn, although we believe that AMETEK's strong business portfolio, proven operational capabilities, lower cost structure and successful focus on strategic acquisitions will enable us to perform well in 2009.

As we put together our plans for 2009, it became apparent that we needed to align our cost structure with expected market conditions. As a result, we recorded a pretax restructuring charge in the fourth quarter of 2008 of approximately $40 million, or $0.25 per diluted share, to cover the costs of employee reductions, facility closures and asset write-downs.

We expect to reduce our Companywide headcount by more than 10%, close or significantly reduce ten manufacturing facilities, and reduce other spending across the Company. We expect to generate approximately $75 million in savings from these activities in 2009.

While these actions are difficult, particularly for the colleagues and communities affected, they are necessary to maintain our financial and competitive position. Importantly, we do not believe these reductions will harm the long-term growth prospects of our Company.

We Have a Clear Vision of Our Future

We remain committed to achieving our vision to double the size and profitability of AMETEK over the next five years and to achieving our goal of double-digit percentage growth in earnings per share over the business cycle.

To achieve our vision and goal, we remain focused on acquiring differentiated businesses, pursuing opportunities in new and emerging technologies, and establishing new platforms for growth.

We continue to emphasize the differentiated businesses within our portfolio, which currently account for nearly 90% of our total sales. These are businesses that compete on the basis of product capability, have higher growth rates, and generate superior returns to our shareholders. As for our cost-driven businesses,



principally our global floor care motors, which account for about 10% of sales, we will manage them to ensure maximum operating efficiency and strong cash generation.

In recent years, we have transformed the Company by expanding beyond our core businesses and building entirely new platforms for growth.

We added to our position in aerospace by establishing a global network of maintenance, repair and overhaul (MRO) facilities that allow us to participate in the attractive aviation aftermarket.

We established a sizeable presence in high-end instruments for elemental analysis, nanotechnology and ultra-precise manufacturing that fits well with our core competencies and provides us valuable opportunities for growth in new and emerging technologies.

We tapped growing energy production and electric power markets by expanding the range of products and technologies we offer that are used for the exploration, production, distribution and transmission of oil, gas and electric power.

We added to our position in highly engineered technical motors and motion control systems and built a new business platform in advanced microelectronics packaging for sophisticated aerospace, defense and industrial applications.

We are expanding our global reach and strengthening our marketing and distribution capabilities worldwide. In 2008, our international sales totaled $1.23 billion, up 16% from 2007.

Our Success Is Founded on Sound Strategies

Guiding our efforts is a Corporate Growth Plan built around the framework of our Four Growth Strategies: Operational Excellence, Global & Market Expansion, New Products, and Strategic Acquisitions & Alliances.

The continued solid execution of those strategies by AMETEK colleagues across the Company is the principal reason for the results we've achieved and our confidence in our success going forward. Each strategy plays an important role in achieving our vision for the Company.

Operational Excellence is our cornerstone strategy. Our relentless focus on cost and asset management has been a key driver of both our competitive and financial success.

Operational Excellence is essential in achieving profitability improvements in our businesses, creating value from acquisitions, and allowing us to operate our businesses efficiently. It has enabled us to grow our group operating margins, excluding the fourth-quarter restructuring charge, from 14.6% in 2001 to 20.6% in 2008, despite a weakening economy.

Throughout 2008, we were proactive in reducing costs, and the restructuring activities we are undertaking will further ensure that our current cost structure is

Our Executive Office (from left to right): *Frank S. Hermance, Chairman and Chief Executive Officer; John J. Molinelli, Executive Vice President—Chief Financial Officer; Timothy N. Jones, President, Electromechanical Group; David A. Zapico, President, Electronic Instruments; John Wesley Hardin, President, Electronic Instruments*

Total Return to Shareholders


$400
350
300
250
200
150
100
50
0
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
AMETEK, Inc.
Russell 1000
Dow Jones U.S. Electronic Equipment

The chart depicts the performance of $100 invested in AMETEK, Inc., the Russell 1000 and the Dow Jones U.S. Electronic Equipment Indexes on 12/31/03, including reinvestment of dividends.

properly aligned with expected market conditions.

At every AMETEK business, we are implementing initiatives to improve productivity, reduce costs and increase capital efficiency. In addition to those activities, several Companywide initiatives are expected to achieve significant results.

Our Global Sourcing and Strategic Procurement Initiative generated $21 million in incremental savings in 2008, compared with savings of $11 million in 2007, and is expected to yield an additional $20 million in savings in 2009.

We also are continuing the migration of manufacturing to our low-cost plants in Mexico, China and the Czech Republic. Revenue from those facilities totaled $356 million in 2008, an increase of $30 million from 2007.

As we move through 2009, we will continue to aggressively pursue productivity improvements and cost reductions. This approach has served us well in the past, and we believe it will continue to do so. We are very well positioned to weather a weak economic environment and believe our current initiatives alone will have over a $100-million positive operating income impact in 2010.

Turning to acquisitions, we acquired seven businesses in 2008 representing approximately $300 million in annualized revenue. All are differentiated businesses that expand our positions in analytical instrumentation, aerospace MRO services, power instruments, technical motors and engineered materials.

They are:

- **Drake Air,** a Tulsa-based provider of MRO services to the aerospace market
- **Motion Control Group,** a leader in motors and motion control products for highly engineered applications
- **Muirhead Aerospace,** a leader in motion technology products and a provider of MRO services to aerospace and defense markets
- **Newage Testing,** a manufacturer of hardness testing equipment for the aerospace, oil exploration and defense industries
- **Reading Alloys,** a leading producer of specialty titanium master alloys and engineered metal powders
- **Vision Research,** a manufacturer of high-speed digital imaging systems used for motion capture and analysis
- **Xantrex Programmable Power,** a leader in programmable power supplies used to test electrical and electronic products

Our acquisition pipeline is strong. We have both the financial resources and the managerial capabilities to acquire additional businesses and believe the current economy provides us with a host of opportunities.

Already in 2009, we acquired High Standard Aviation, a Miami-based provider of aftermarket repair services to the aerospace industry that gives us a valuable presence in the southeastern United States as well as Latin America and adds to our position in the air cargo segment of the MRO business.

Global & Market Expansion is critical to our corporate growth. In recent years, we have reshaped AMETEK into a global company. We have expanded sales and manufacturing in key regions of the world and acquired businesses with significant overseas markets. As a result, we have a diversified global customer base with 48% of our revenue generated from international markets.

In 2008, we opened a product demonstration and training facility for our instruments in Shanghai, China, and an aerospace MRO



facility in Singapore. Both reflect the growing importance of our Asian customer base. We also further bolstered sales and marketing resources elsewhere in China and in Japan and added to our presence in Russia and the Middle East.

Among our recently acquired businesses are several European aerospace MRO operations and a French-based manufacturer of high-end elemental analysis systems.

New Product Development is a key internal growth driver. Among our greatest strengths is the ability to develop innovative new products and bring them to market successfully. Over the past five years, we have invested more than $400 million in new product development and introduced a steady stream of new products.

While no single product is significant to AMETEK overall, sales of products introduced in the last three years represented more than 18% of our total revenues in 2008 and reflect our ability to introduce the right products to serve our customers' needs.

We've gained further traction from new product development by implementing Design for Six Sigma, a proven methodology for enhancing the pace and quality of innovation.

Among our most recent product introductions are state-of-the-art metal analyzers, multicomponent emissions monitors, advanced microanalysis systems, ultra-lightweight radiation detectors, high-performance technical motors, motion control products, and ultra-precise surface analysis and machining systems.

Our Outlook Is Based on Solid Performance

Our outlook is positive. We are certain there will be challenges ahead, and we are very cautious about the economic outlook, near term. However, we also believe we have excellent reasons to be confident about our future.

We are financially strong. We have a solid Corporate Growth Plan built around the framework of our Four Growth Strategies. We have a proven record of success and the strongest, most experienced management team in our history.

Our disciplined approach to business, along with a focus on our Growth Strategies, has produced consistent results. We were among the few industrial companies to improve profit margins during the previous economic downturn.

We have reacted swiftly to align our cost structure with current economic realities, and that streamlined cost structure will benefit us as the economy improves.

We are confident that our strategies will create additional value for our shareholders in the years ahead. I appreciate your confidence and, on behalf of my colleagues, thank you for your continued support.

Frank S. Hermance
Chairman and Chief Executive Officer
March 4, 2009

At a Glance

AMETEK is a leading global manufacturer of electronic instruments and electromechanical devices, with over 11,000 colleagues at more than 80 manufacturing locations. Supporting those operations are more than 80 sales and service locations in the United States and over 30 countries around the world.

AMETEK consists of two business groups: Electronic Instruments and Electromechanical. Electronic Instruments is a leader in advanced instruments for the process, aerospace, power and industrial markets. Electromechanical is a differentiated supplier of electrical interconnects, specialty metals, technical motors and systems, floor care motors and specialty motors.

Electronic Instruments Group (EIG)

- EIG ranks among the global leaders in process and analytical instrumentation for the chemical/petrochemical, oil and gas, pharmaceutical, semiconductor, and factory automation markets.
- EIG provides a growing range of analytical instruments for the research and laboratory equipment and the ultra-precision manufacturing markets.
- In aerospace and defense, EIG supplies engine sensors, aircraft sensors, monitoring systems, power supplies, data acquisition units, fuel and fluid measurement systems, and cable assemblies.
- EIG is a leader in power quality monitoring and metering, uninterruptible power supplies, programmable power equipment, and sensors for gas turbine generators.
- EIG is a leading provider of dashboard instruments for heavy trucks, military vehicles and construction equipment, as well as timing controls and cooking computers for the food service industry. EIG also produces heat exchangers and custom compounds plastics.

Sales by Region

Total 2008 sales $2.53 billion


Europe
28%
U.S.
52%
Asia
15%
Americas
5%



Electromechanical Group (EMG)

- EMG is a leader in highly engineered electrical connectors and microelectronics packaging used to protect sensitive devices in aerospace, defense and industrial applications.
- In specialty metal products, EMG provides high-purity powdered metals; precision strip and foil; specialty clad metals; shaped wire; and advanced metal matrix composites.
- EMG is a leader in technical motors, blowers and precise motion control products for data storage, medical devices, business equipment, factory automation, mass transit and other applications.
- In aerospace and defense, EMG blowers and heat exchangers provide electronics cooling and environmental control. EMG also provides aviation maintenance, repair and overhaul (MRO) services through a global network of facilities.
- EMG vacuum and specialty motors are widely found in vacuum cleaners, other consumer appliances and industrial equipment.
- EMG also supplies industrial battery chargers, contactors, solenoids and switches.

Group Operating Results


EIG Sales
(in millions)
$1,500
1,250
1,000
750
500
04
05
06
07
08


EIG Operating Income
(in millions)
$350
275
200
125
50
04
05
06
07
08


EMG Sales
(in millions)
$1,500
1,250
1,000
750
500
04
05
06
07
08


EMG Operating Income
(in millions)
$350
275
200
125
50
04
05
06
07
08

Built on a Solid Foundation


$500
400
300
200
100
Group Operating Income
(in millions)
04
05
06
07
08

Our Four Growth Strategies serve as the foundation for our Corporate Growth Plan. The solid implementation of those strategies is the basis for our continued success and our positive outlook going forward. Supporting those strategies is a proven management team utilizing a disciplined business approach and adhering to a set of strong core corporate values.

Operational Excellence

We owe much of our success to the Operational Excellence culture that exists within AMETEK.

Operational Excellence serves as the cornerstone of our Corporate Growth Plan. It drives both our competitive and financial success, based on a significant focus on cost reduction and asset management. It is an essential factor in our ability to leverage our business model and bring more sales dollars to the bottom line.

Operational Excellence has allowed us to improve our profit margins, achieve synergies from acquired businesses and consistently deliver quality and value to our customers regardless of the economic cycle.

Our group operating margins, excluding the fourth-quarter 2008 restructuring charge, improved from 14.6% in 2001 to 20.6% in 2008—a remarkable accomplishment given the cost and other competitive pressures that our businesses faced during that time period.

Operational Excellence is a pivotal factor in our superior working capital performance. We currently rank above many of our peers and see opportunities to further reduce our working capital requirements going forward.

Operational Excellence has been key to our achieving improved operating efficiencies, allowing us to establish a lean manufacturing platform and smoothly expand our low-cost manufacturing at plants in China, the Czech Republic and Mexico. Sales from those plants increased $30 million to $356 million in 2008.

Operational Excellence also is an essential component of our acquisition integration process, allowing us to quickly capture synergies from newly acquired businesses. As an example, we improved the pretax profit for our 31 most recent acquisitions by an average of 35% in the year following acquisition.

Operational Excellence plays a significant role in achieving the cost reductions that are a part of the restructuring plan we announced in early 2009. We expect our cost reduction initiatives to have a $75-million positive impact on operating income in 2009 and over a $100-million impact in 2010.

Strategic Acquisitions

We expect acquisitions to play an increasingly important role in our success as we aggressively address the impact of the current economy.

We are an active and disciplined acquirer. We look to acquisitions to contribute from one-half to two-thirds of our growth, and since the beginning of 2004, have completed


PHANTOM
VISION

The Phantom® V12.1 next-generation, high-speed digital camera from Vision Research captures up to one million frames per second.

23 acquisitions representing more than $1 billion in annualized revenue.

We seek businesses in niche markets that complement our existing businesses or offer opportunities in other high-growth market segments. We maintain strict acquisition criteria and conduct a thorough due diligence process to ensure that the acquired business meets our strategic and financial goals.

Once a business is acquired, we quickly integrate it to capitalize on synergies with existing businesses, paying close attention to cost and asset management opportunities.

As we have implemented our acquisition strategy, we have shifted our mix of businesses toward those that are differentiated, which offer better opportunities for growth and profitability. Our goal is for those differentiated businesses to represent an increasing portion of our total revenues. They currently account for nearly 90% of our total sales.

Recently acquired businesses have strengthened our position in instrumentation for elemental analysis, spectroscopy,


Research, Development & Engineering Expense
(in millions)
$125
110
95
80
65
50
04
05
06
07
08


Revenue from New Products
(in millions)
$500
400
300
200
100
0
04
05
06
07
08

2008 Dr. John H. Lux Total Quality Accomplishment Award

A cross-functional team from SPECTRO Analytical Instruments was chosen as the winner of the 2008 Dr. John H. Lux Total Quality Accomplishment Award for its supply chain management process improvement project. The team's efforts resulted in increased operating efficiencies, cost reductions and a marked improvement in SPECTRO's worldwide supply chain management process.

The team implemented an online portal that tracks the delivery of components from key suppliers and provides a way to respond quickly to delivery or quality issues. The process also streamlines the shipping and handling of components by utilizing returnable and reusable packaging containers, which significantly improves efficiency, while reducing packaging waste and costs.

SPECTRO's Lux Award Team (left to right): Wolfgang Lingner, Birgit Verfürth, Rainer Petry, Sabrina Hill, Henning Gebhardt, Stefan Ingenhaag, Wolfgang Schoemakers, Mirko Huth, Ludger Thissen. Not pictured: Roland Borchert.



nanotechnology, and oil and gas production and distribution. We've also added to our position in motion control, imaging technology, technical motors and engineered materials.

In aerospace, we've used acquisitions to establish a global network of maintenance, repair and overhaul (MRO) facilities to serve the attractive aviation aftermarket. As part of that effort, we recently acquired Tulsa-based Drake Air, UK-based Muirhead Aerospace and Miami-based High Standard Aviation.

High-end analytical instrument businesses currently account for more than $900 million of our total revenue. Our recently acquired instrument businesses fit well with our core competency in measuring physical phenomena and, equally important, have provided us with growth opportunities in several new and emerging markets.

In 2008, we acquired Vision Research, a manufacturer of high-speed digital imaging systems, and Newage Testing, a maker of hardness testing equipment for aerospace and defense, as well as oil exploration.

We've broadened the scope of our power instruments business with the acquisition of two companies – California Instruments in late 2007 and Xantrex Programmable Power in 2008 – that serve the attractive electronic test and measurement equipment market.

We are pursuing opportunities in technical motors, motion control and engineered materials. In 2008, we acquired the Motion Control Group, a leader in specialty motors and motion control products. We also acquired Reading Alloys, a leading producer of titanium alloys and powders used in aerospace, medical implants and electronics.

Global & Market Expansion

We have reshaped AMETEK into a global company. Many of our businesses are now global, with nearly half of our total sales outside the United States. In the years ahead, we intend to capture an even greater share of sales in overseas markets.

Our international sales grew 16% in 2008 to $1.23 billion. We now operate 34 manufacturing plants and nearly 70 sales and service facilities in more than 30 countries outside the United States, including joint ventures with Asian partners in China, Japan and Taiwan. We also have greatly expanded our sales and marketing presence in Europe, Asia and the Middle East.

In Asia, we opened a demonstration facility for our high-end electronic instruments in Shanghai,





AMETEK's Singapore aviation maintenance, repair and overhaul facility (left) opened near Changi Airport in 2008.

To serve a growing customer base in China, AMETEK opened an instrument demonstration facility in Shanghai in 2008 (below).



as well as an aerospace MRO facility in Singapore. We continued to ramp up activity at our Global Sourcing Organization in Shanghai and bolstered our sales and marketing efforts in Japan.

In Europe, our largest overseas market, we acquired a provider of motion technology products and aviation MRO services, based in the United Kingdom. Among our other recently acquired businesses is a leading French-based manufacturer of high-end elemental analysis systems and a leading European aviation MRO provider with operations in the United Kingdom and France. Both were acquired in 2007.

We've seen strong sales gains across the Americas, driven by higher demand for our engineered materials, analytical instruments, and aerospace products.

New Products

Engineering and new product development are among our most important strengths. We enjoy an excellent reputation for product innovation and technical know-how.

New products have been a key driver in AMETEK's internal growth. We have invested more than $400 million over the past five years to develop and launch a wide range of successful new products across our businesses. In 2008, we spent $116 million on new product development. We expect to continue a high level of investment in



A Legacy of Achievement

In December 2008, AMETEK marked the passing of Helmut N. Friedlaender, who retired in 2006 after more than 50 years of service on AMETEK's Board of Directors.



The Helmut Friedlaender Business Leadership Award was established in 2007 to honor his years of service and is presented annually to the AMETEK divisional management team that has shown the greatest improvement in meeting defined leadership objectives.

In 2009, the award was presented to AMETEK Ultra Precision Technologies. A $25,000 donation in honor of Mr. Friedlaender was made on the team's behalf to Loughborough University, a highly regarded engineering school located in Leicestershire, England, near our Taylor Hobson facility.


International Sales
(in millions)
$1,300
1,100
900
700
500
300
04
05
06
07
08

new products in 2009, despite a difficult economic environment.

Sales from products introduced over the past three years currently account for 18% of our total revenues. This reflects our ability to anticipate the needs of customers and to meet those needs with the right products. It also reflects the increased efficiency of our research and development efforts resulting from our use of Design for Six Sigma, a proven methodology for improving the pace and quality of innovation.

Among our latest products:

- **AMPHION power controllers and Airscrew modular aircraft heaters,** which supply supplemental temperature and humidity control aboard the new Airbus A350 aircraft
- **AMETEK Model 9000RM gas analyzer,** a compact, versatile, multicomponent analyzer utilizing a tunable diode laser for a variety of gas- and emissions-monitoring applications
- **CAMECA IMS 1280 secondary ion mass spectrometer,** used in earth and space sciences as well as environmental studies, incorporating the latest advances in isotopic and elemental analysis
- **Elgar XWave AC power source/frequency convertor** for the design and testing of highly sensitive electronics, aircraft instruments and marine equipment
- **Hamilton Precision Metals** stainless steel foil substrates, used in advanced solar cells, offering an ultrasmooth finish for higher efficiency and lower cost
- **SPECTROLAB stationary metal analyzer,** incorporating the latest optical detection technologies for high-accuracy elemental analysis

Strong Core Values

Certain disciplines and values are fundamental to our corporate culture and critical to our success.

Embedded within our Four Growth Strategies is a disciplined management approach that allows us to continuously improve operating efficiencies and quickly align our cost structure to changing economic realities. It also guides our investment in new products and helps us identify, acquire and integrate new businesses.

At the center of this management approach is a set of core values. First among them is a commitment to the highest standards of business behavior and ethical responsibility. All colleagues are required to adhere to a written code of ethics. There also is a financial code of ethics for our Chief Executive Officer and senior financial officers. In addition, we maintain a strong system of financial controls that is actively monitored by senior managers. We have implemented other safeguards to further ensure the integrity and compliance of our businesses and financial systems.

AMETEK also is committed to a culture that values diversity. We actively challenge senior managers to recruit, train and develop





individuals with diverse backgrounds and experience, as well as foster a work environment that allows our colleagues to develop meaningful and rewarding careers.

In addition, we recognize the importance of our other principal stakeholders: shareholders, customers, and the communities in which we operate.

We strive to earn for our shareholders a consistent and superior return on their investment. We are committed to providing our customers world-class products and services on time and at a fair price.

We are sensitive to the needs of our local communities. We foster good corporate citizenship by actively supporting local programs through the charitable contributions of the AMETEK Foundation. We also encourage employee participation in such programs as the 100-Book Challenge and Science Explorers elementary education programs.

The Elgar solar array simulator (above) accurately models the power generation characteristics of a solar panel under a variety of conditions.

Titanium master alloys from Reading Alloys are essential to high-strength medical implants (right).

The CAMECA SX 100 electron probe microanalyzer finds application in geochemistry, metallurgy and the materials sciences (below).


CAMECA SX 100

Courtesy of John J. Donovan, University of Oregon

Financial Review

Management's Discussion and Analysis

This 2008 summary annual report contains abbreviated financial information. The complete text of Management's Discussion and Analysis of Financial Condition and Results of Operations, and the consolidated financial statements and footnotes are presented in AMETEK's 2008 Form 10-K, and in Appendix A to the Company's Proxy Statement for its 2009 Annual Meeting.

Overview

As a global business, AMETEK's operations are affected by global, regional and industry economic factors. However, the Company's strategic geographic and industry diversification, and its mix of products and services, have helped to limit the potential adverse impact of any unfavorable developments in any one industry or the economy of any single country on its consolidated operating results. For most of 2008, the Company continued to experience strong market conditions in many of its businesses. However, beginning in the fourth quarter of 2008, the Company experienced lower order rates as a result of the current financial and economic crisis. For the full year 2008, contributions from recent acquisitions and internal growth, combined with successful Operational Excellence initiatives, enabled the Company to post another year of record sales, operating income, net income and diluted earnings per share.

On both January 24, 2008 and July 23, 2008, the Board of Directors authorized increases of $50 million for the repurchase of the Company's common stock for a total of $100 million in 2008. These increases were added to the $25.9 million that remained available at December 31, 2007 from an existing $50-million authorization approved in March 2003. In 2008, the Company repurchased 1,263,000 shares of its common stock for $57.4 million in cash under its current share repurchase authorization. At December 31, 2008, $68.5 million was available under the current Board authorization for future share repurchases.

The table on the opposite page sets forth net sales and operating income for the Company by business segment and on a consolidated basis for the years ended December 31, 2008, 2007, and 2006. The discussion that follows should be read in conjunction with the condensed consolidated financial statements appearing elsewhere in this summary annual report.

Review of Operations

AMETEK reported sales of $2,531.1 million in 2008, an increase of $394.2 million or 18.4% from sales of $2,136.9 million in 2007. The 2008 sales increase results primarily from the recent acquisitions completed in 2008 and 2007, as well as internal growth in the Company's Electronic Instruments Group (EIG) and its Electromechanical Group (EMG). Net sales for EIG were $1,402.7 million in 2008, an increase of 16.9% from sales of $1,199.8 million in 2007. EIG's internal sales growth was approximately 5%, excluding a favorable 1% effect of foreign currency translation, driven primarily by its aerospace, power, and process and analytical instrument businesses. The acquisitions of Advanced Industries, Inc., B&S Aircraft Parts and Accessories, CAMECA SAS, California Instruments Corporation, Vision Research, Inc. and Xantrex Programmable accounted for the remainder of the sales increase. Net sales for EMG were $1,128.5 million in 2008, an increase of 20.4% from sales of $937.1 million in 2007. EMG's internal sales growth was approximately 2%, excluding a favorable 1% effect of foreign currency translation, driven primarily by its differentiated businesses. The acquisitions of Seacon Phoenix, subsequently renamed AMETEK SCP, Inc., Hamilton Precision Metals, the Repair & Overhaul Division of Umeco plc (Umeco R&O), Drake Air, MCG, Reading Alloys and Muirhead accounted for the remainder of the sales increase.

Total international sales for 2008 were $1,225.5 million or 48.4% of consolidated sales, an increase of $171.8 million or 16.3%, compared with international sales of $1,053.7 million or 49.3% of consolidated sales in 2007. The increase in international sales resulted from increased international sales from base businesses of $29.3 million or 17.0% of the increase, which includes the effect of foreign currency translation, as well as the acquisitions completed in 2007 and 2008, most notably CAMECA, Umeco R&O, Reading Alloys, California Instruments and Vision Research. Increased international sales came primarily from sales to Europe and Asia by both reportable segments. Export shipments from the United States, which are included in total international sales, were $478.5 million in 2008, an increase of $84.1 million or 21.3%, compared with $394.4 million in 2007. Export shipments improved primarily due to increased exports from the base businesses and the acquisitions noted above.

New orders for 2008 were $2,561.5 million, an increase of $273.2 million or 11.9%, compared with $2,288.3 million in 2007. The increase in new orders was primarily due to the recent acquisitions noted above. As a result, the Company's backlog of unfilled orders at December 31, 2008 was $718.6 million, an increase of $30.4 million or 4.4%, compared with $688.2 million at December 31, 2007. The increase in backlog was primarily due to the acquired backlog of the recent acquisitions noted above. Beginning in the fourth quarter of 2008 through the end of February 2009, the Company has experienced lower order rates as a result of the current financial and economic crisis.

For the year ended December 31, 2008, results include fourth-quarter pretax charges totaling $40.0 million, which had the effect of reducing net income by $27.3 million ($0.25 per

(Dollars in thousands)
Year Ended December 31,

	2008		2007		2006	
Net Sales(1):						
Electronic Instruments	**$1,402,653**		$ 1,199,757		$ 1,016,503	
Electromechanical	**1,128,482**		937,093		802,787	
Consolidated net sales	**$2,531,135**		$2,136,850		$ 1,819,290	
		% of Sales		% of Sales		% of Sales
Operating Income:						
Segment operating income(2):						
Electronic Instruments	**$ 306,764**	**21.9**	$ 260,338	21.7	$ 203,430	20.0
Electromechanical	**175,181**	**15.5**	167,166	17.8	139,926	17.4
Total segment operating income	**481,945**	**19.0**	427,504	20.0	343,356	18.9
Corporate administrative and other expenses	**(49,291)**	**(1.9)**	(40,930)	(1.9)	(34,362)	(1.9)
Consolidated operating income	**$ 432,654**	**17.1**	$ 386,574	18.1	$ 308,994	17.0

(1) After elimination of intra- and intersegment sales, which are not significant in amount.

(2) Segment operating income represents sales less all direct costs and expenses (including certain administrative and other expenses) applicable to each segment, but does not include interest expense.

diluted share). These charges include restructuring costs for employee reductions and facility closures ($32.6 million), as well as asset write-downs ($7.4 million). Of the $40 million in charges, $32.9 million was recorded in cost of sales and $7.1 million was recorded in Selling, General and Administrative (SG&A) expenses. The restructuring charges and asset write-downs were reported in segment operating income as follows: $20.4 million in EIG, $19.4 million in EMG and $0.2 million in corporate administrative and other expenses. The restructuring costs for employee reductions and facility closures relate to plans established in 2008 by the Company as part of cost reduction initiatives to be broadly implemented across the Company's various businesses during 2009. The restructuring costs include the consolidation of manufacturing facilities, the migration of production to low-cost locales and a general reduction in workforce in response to lower levels of expected sales volumes in certain of the Company's businesses. The Company recorded pretax charges of $30.1 million for severance costs for slightly more than 10% of the Company's workforce. The Company also recorded pretax charges of $1.5 million for lease termination costs associated with the closure of certain facilities in 2009. Substantially all of the payments for employee severance and lease termination costs are expected to be made in 2009.

Segment operating income for 2008 was $481.9 million, an increase of $54.4 million or 12.7%, compared with segment operating income of $427.5 million in 2007. Segment operating income, as a percentage of sales, decreased to 19.0% for 2008 from 20.0% in 2007. The increase in segment operating income resulted primarily from strength in the Company's differentiated businesses and profit contributions made by the acquisitions, partially offset by the fourth-quarter pretax restructuring charges and asset write-downs described above. The decrease in segment operating margins resulted primarily from the restructuring charges and asset write-downs, which negatively impacted segment operating margins by 160 basis points.

SG&A expenses for 2008 were $322.6 million, an increase of $59.1 million or 22.4%, compared with $263.5 million in 2007. As a percentage of sales, SG&A expenses were 12.7% for 2008, compared with 12.3% in 2007. The increase in SG&A expenses was the result of higher sales, as well as a $7.1 million charge – representing a 0.3% increase in SG&A expenses – recorded in corporate administrative expenses related to the accelerated vesting of an April 2005 restricted stock grant in the second quarter of 2008 and $7.1 million of SG&A expense related to the fourth-quarter restructuring charges and asset write-downs described above. Additionally, the Company's acquisition strategy generally is to acquire differentiated businesses, which because of their distribution channels and higher marketing costs tend to have a higher content of selling expenses. Base business selling expenses increased approximately 7.9%. Excluding the impact of the fourth-quarter restructuring charges and asset write-downs on selling expense of $6.9 million, a 3.2% impact, and foreign currency translation, the increase in 2008 base business selling expenses was in line with internal sales growth. Selling expenses, as a percentage of sales, increased to 10.8% for 2008, compared with 10.4% in 2007.

Corporate administrative expenses for 2008 were $49.2 million, an increase of $8.4 million or 20.6% when compared with $40.8 million in 2007. As a percentage of sales, corporate administrative expenses were 1.9%, in both 2008 and 2007. The increase in corporate administrative expenses was primarily the result of equity-based compensation associated with the accelerated vesting of restricted stock in the second quarter of 2008, as well as other expenses necessary to grow the Company, partially offset by equity-based compensation associated with the accelerated vesting of restricted stock in the first and third quarters of 2007.

Consolidated operating income was $432.7 million or 17.1% of sales for 2008, an increase of $46.1 million or 11.9%, compared with $386.6 million or 18.1% of sales in 2007.

Interest expense was $63.7 million for 2008, an increase of $16.8 million or 35.8%, compared with $46.9 million in 2007. The increase was due to the impact of the funding of the private placement senior notes in the fourth quarter of 2007 and the third and fourth quarters of 2008, higher average borrowings to fund the recent acquisitions and the repurchase of 1.3 million shares of the Company's common stock in 2008.

The effective tax rate for 2008 was 32.6%, compared with 32.2% in 2007. The higher effective tax rate for 2008 primarily reflects an increase in state and foreign income taxes and the impact of accelerated vesting of nondeductible restricted stock amortization, offset by the impact of settlements of various income tax issues with U.S. taxing authorities and a favorable agreement in the United Kingdom related to deductible interest expense for which previously unrecognized tax benefits were recognized. The lower effective tax rate in 2007 primarily reflects an enacted decrease in certain foreign corporate tax rates in the second half of 2007, partially offset by the elimination of the Foreign Sales Corporation/Extraterritorial Income (FSC/ETI) tax benefit.

Net income for 2008 was $247.0 million, an increase of $19.0 million or 8.3%, compared with $228.0 million in 2007. Diluted earnings per share for 2008 was $2.30, an increase of $0.18 or 8.5%, compared with $2.12 per diluted share in 2007. Diluted earnings per share for 2008 includes the impact of the fourth-quarter restructuring charges and asset write-downs, which negatively impacted earnings by $0.25 per diluted share.

Review of Cash Flow and Financial Position

Cash provided by operating activities totaled $247.3 million in 2008, a decrease of $31.2 million or 11.2%, compared with $278.5 million in 2007. The decrease in operating cash flow was primarily the result of higher defined benefit pension plan contributions of $79.9 million in 2008, a $74.7 million increase over the $5.2 million contributed in 2007. The 2008 contributions had the effect of eliminating or significantly reducing the amount of unfunded pension obligations associated with the Company's pension plans. Also impacting operating cash flow are higher overall operating working capital levels necessary to grow the Company, partially offset by higher earnings. Free cash flow (operating cash flow less capital spending) was $203.1 million in 2008, compared with $240.9 million in 2007. EBITDA (earnings before interest, income taxes, depreciation and amortization) was $489.4 million in 2008, which includes the fourth-quarter pretax restructuring charges and asset write-downs of $40.0 million, compared with $433.9 million in 2007, a 12.8% improvement. Free cash flow and EBITDA are presented because the Company is aware that they are measures used by third parties in evaluating the Company. (See table on page 25 for a reconciliation of U.S. GAAP measures to comparable non-GAAP measures.)

Cash used for investing activities totaled $496.6 million in 2008, compared with $334.7 million in 2007. In 2008, the Company paid $463.0 million for six business acquisitions and one technology line acquisition, net of cash received, compared with $300.6 million paid for seven business acquisitions and one technology line, net of cash received, in 2007. Additions to property, plant and equipment totaled $44.2 million in 2008, compared with $37.6 million in 2007.

Cash provided by financing activities totaled $173.5 million in 2008, compared with $174.1 million in 2007. In 2008, net total borrowings increased by $266.9 million, compared with a net total increase of $180.9 million in 2007. Short-term borrowings increased $69.7 million in 2008, compared with a decrease of $162.6 million in 2007. Long-term borrowings increased $197.2 million in 2008, compared with an increase of $343.4 million in 2007.

In July 2008, the Company repaid the $225 million 7.20% senior notes due July 2008 using the proceeds from borrowings under its existing revolving credit facility.

In the third quarter of 2008, the Company completed a private placement agreement to sell $350 million in senior notes to a group of institutional investors. There were two funding dates for the senior notes. The first funding occurred in September 2008 for $250 million, consisting of $90 million in aggregate principal amount of 6.59% senior notes due September 2015 and $160 million in aggregate principal amount of 7.08% senior notes due September 2018. The second funding date occurred in December 2008 for $100 million, consisting of $35 million in aggregate principal amount of 6.69% senior notes due December 2015 and $65 million in aggregate principal amount of 7.18% senior notes due December 2018. The senior notes carry a weighted average interest rate of 6.93%. The senior notes are subject to certain customary covenants, including financial covenants that, among other things, require the Company to maintain certain debt-to-EBITDA and interest coverage ratios. The proceeds from the senior notes were used to pay down a portion of the borrowings outstanding under the Company's revolving credit facility.

In May 2008, the accounts receivable securitization facility was amended and restated, extending the expiration date from May 2008 to May 2009, and bringing the borrowing capacity to $100 million from $110 million previously. There were no borrowings under this facility at December 31, 2008.

In the third quarter of 2007, the Company completed a private placement agreement to sell $450 million in senior notes to a group of institutional investors. There were two funding dates for the senior notes. The first funding occurred in December 2007 for $370 million, consisting of $270 million in aggregate principal amount of 6.20% senior notes due December 2017 and $100 million in aggregate principal amount of 6.30% senior notes due December 2019. The second funding occurred in July 2008 for $80 million in aggregate principal amount of 6.35% senior notes due July 2018. The notes carry a weighted average interest rate of 6.25%. The proceeds from the first funding of the notes were used to pay down borrowings outstanding under the Company's revolving credit facility, which included a foreign portion related to the 2007 acquisition of CAMECA and the 2006 acquisition of Land Instruments, as well as borrowings outstanding under the Company's accounts receivable securitization program. Additionally, the proceeds from the private placement were used to purchase California Instruments in December 2007. The proceeds from the second funding of the notes were used to pay down a portion of the borrowings outstanding under the Company's revolving credit facility.

In June 2007, the Company amended its revolving credit facility, increasing the total borrowing capacity from $400 million to $550 million, which includes an accordion feature that permits the Company to request up to an additional $100 million in revolving credit commitments at any time during the life of the revolving credit agreement under certain conditions. The amendment also extended the term of the facility from October 2011 to June 2012. At December 31, 2008, the Company had $468.9 million available under its revolving credit facility, including the $100-million accordion feature.

At December 31, 2008, total debt outstanding was $1,111.7 million, compared with $903.0 million at December 31, 2007. The debt-to-capital ratio was 46.3% at December 31, 2008, compared with 42.1% at December 31, 2007. The net debt-to-capital ratio (total debt less cash and cash equivalents divided by the sum of net debt and stockholders' equity) was 44.3% at December 31, 2008, compared with 37.1% at December 31, 2007. The net debt-to-capital ratio is presented because the Company is aware that this measure is used by third parties in evaluating the Company. (See page 25 for a reconciliation of U.S. GAAP measures to comparable non-GAAP measures.)

Additional financing activities for 2008 include net cash proceeds from the exercise of employee stock options of $7.5 million, compared with $17.2 million in 2007. Cash dividends paid were $25.7 million in both 2008 and 2007. In 2008, the Company repaid $21.4 million in life insurance policy loans.

Repurchases of 1.3 million shares of the Company's common stock in 2008 totaled $57.4 million, compared with a total of $5.4 million paid for approximately 144,000 shares repurchased in 2007. On January 24, 2008, the Board of Directors approved an increase of $50 million in the authorization for the repurchase of the Company's common stock, adding to the $25.9 million that remained available at December 31, 2007 from an existing $50-million authorization approved in March 2003, for a total of $75.9 million. On July 23, 2008, the Board of Directors approved another increase of $50 million in the authorization for the repurchase of the Company's common stock, adding to the $18.5 million that remained available at June 30, 2008 from the existing $50-million authorization approved in January 2008, for a total of $68.5 million. At December 31, 2008, $68.5 million was available under the current Board authorization for future share repurchases.

As a result of all of the Company's cash flow activities in 2008, cash and cash equivalents at December 31, 2008 totaled $87.0 million, compared with $170.1 million at December 31, 2007. The Company's liquidity has not been impacted by the recent financial crisis nor do we expect liquidity to be impacted in the near future. Additionally, the Company is in compliance with all of its debt covenants, which includes its financial covenants, for all of its debt agreements. The Company believes it has sufficient cash-generating capabilities from domestic and unrestricted foreign sources, available credit facilities and access to long-term capital funds to enable it to meet its operating needs and contractual obligations in the foreseeable future.

Forward-Looking Information and Risk Factors

Except for historical information contained in this summary annual report, certain statements made herein, which state the Company's prediction for the future, are forward-looking statements, which involve risks and uncertainties that exist in the Company's operations and business environment and are subject to change based on various important factors. Actual results may differ materially from those expressed in any forward-looking statement made by, or on behalf of, the Company. Additional information concerning risk and other factors that could have a material adverse effect on our business, or cause actual results to differ from projections, is contained in the Company's Form 10-K for the year ended December 31, 2008, filed with the U.S. Securities and Exchange Commission (SEC).

Certifications

The Chief Executive Officer and Chief Financial Officer have certified in writing to the SEC as to the integrity of the Company's financial statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC, and the effectiveness of the Company's disclosure controls and procedures and internal control over financial reporting. The certifications are filed as Exhibit 31 to the said Form 10-K. On May 5, 2008, the Chief Executive Officer also certified to the New York Stock Exchange that he is not aware of any violation by the Company of the New York Stock Exchange corporate governance listing standards.

Reports of Management

Management's Responsibility for Financial Statements

Management has prepared and is responsible for the integrity of the consolidated financial statements and related information. The statements are prepared in conformity with U.S. generally accepted accounting principles consistently applied and include certain amounts based on management's best estimates and judgments. Historical financial information elsewhere in this report is consistent with that in the financial statements.

In meeting its responsibility for the reliability of the financial information, management maintains a system of internal accounting and disclosure controls, including an internal audit program. The system of controls provides for appropriate division of responsibility and the application of written policies and procedures. That system, which undergoes continual reevaluation, is designed to provide reasonable assurance that assets are safeguarded and records are adequate for the preparation of reliable financial data.

Management is responsible for establishing and maintaining adequate controls over financial reporting. We maintain a system of internal controls that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements; however, there are inherent limitations in the effectiveness of any system of internal controls.

Management recognizes its responsibility for conducting the Company's activities according to the highest standards of personal and corporate conduct. That responsibility is characterized and reflected in a code of business conduct for all employees, and in a financial code of ethics for the Chief Executive Officer and Senior Financial Officers, as well as in other key policy statements publicized throughout the Company.

The Audit Committee of the Board of Directors, which is composed solely of independent directors who are not employees of the Company, meets with the independent registered public accounting firm, the internal auditors and management to satisfy itself that each is properly discharging its responsibilities. The report of the Audit Committee is included in the Proxy Statement of the Company for its 2009 Annual Meeting. Both the independent registered public accounting firm and the internal auditors have direct access to the Audit Committee.

The Company's independent registered public accounting firm, Ernst & Young LLP, is engaged to render an opinion as to whether management's financial statements present fairly, in all material respects, the Company's financial position and operating results. This report is included on page 20.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that the Company's internal control over financial reporting was effective as of December 31, 2008.

The Company's internal control over financial reporting as of December 31, 2008, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report, which appears on page 19.

Frank S. Hermance
Chairman and Chief Executive Officer

John J. Molinelli
Executive Vice President–Chief Financial Officer

February 25, 2009

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Stockholders of AMETEK, Inc.:

We have audited AMETEK, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). AMETEK, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AMETEK, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2008, and our report dated February 25, 2009 expressed an unqualified opinion thereon.

Ernst + Young LLP

Philadelphia, Pennsylvania
February 25, 2009

Report of Independent Registered Public Accounting Firm on Condensed Consolidated Financial Statements

To the Board of Directors and Stockholders of AMETEK, Inc.:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AMETEK, Inc. at December 31, 2008 and 2007, and the related consolidated statements of income, cash flows, and stockholders' equity for each of the three years in the period ended December 31, 2008 (not presented separately herein) and in our report dated February 25, 2009, we expressed an unqualified opinion on those consolidated financial statements.

As discussed in that report, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, effective January 1, 2007. Also, as discussed in that report, the Company adopted in 2006 the balance sheet recognition and disclosure requirements and in 2008 the measurement date provisions of SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements (which appear on pages 21 through 23) is fairly stated in all material respects in relation to the consolidated financial statements from which it has been derived.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AMETEK, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2009, expressed an unqualified opinion thereon.

Ernst & Young LLP

Philadelphia, Pennsylvania
February 25, 2009

Condensed Consolidated Statement of Income

(In thousands, except per share amounts)

	Year Ended December 31,		
	2008	2007	2006
Net sales	**$ 2,531,135**	$ 2,136,850	$ 1,819,290
Operating expenses:			
Cost of sales (excluding depreciation)	**1,730,086**	1,444,514	1,251,920
Selling, general, and administrative	**322,552**	263,472	219,454
Depreciation	**45,843**	42,290	38,922
Total operating expenses	**2,098,481**	1,750,276	1,510,296
Operating income	**432,654**	386,574	308,994
Other expenses:			
Interest expense	**(63,652)**	(46,866)	(42,167)
Other, net	**(2,786)**	(3,264)	(3,141)
Income before income taxes	**366,216**	336,444	263,686
Provision for income taxes	**119,264**	108,424	81,752
Net income	**$ 246,952**	$ 228,020	$ 181,934
Basic earnings per share	**$ 2.33**	$ 2.15	$ 1.74
Diluted earnings per share	**$ 2.30**	$ 2.12	$ 1.71
Weighted average common shares outstanding:			
Basic shares	**106,148**	105,832	104,841
Diluted shares	**107,443**	107,580	106,608

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Proxy Statement for the 2009 Annual Meeting.

Condensed Consolidated Balance Sheet

	(In thousands, except per share amounts)	
	December 31,	
	2008	2007
ASSETS		
Current assets:		
Cash and cash equivalents	$ 86,980	$ 170,139
Marketable securities	4,230	10,842
Receivables, less allowance for possible losses	406,012	395,631
Inventories	349,509	301,679
Deferred income taxes	30,919	23,294
Other current assets	76,936	50,619
Total current assets	954,586	952,204
Property, plant and equipment, net	307,908	293,107
Goodwill	1,240,052	1,045,733
Other intangibles, net of accumulated amortization	441,785	312,349
Investments and other assets	111,211	142,307
Total assets	$ 3,055,542	$ 2,745,700
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of long-term debt	$ 18,438	$ 236,005
Accounts payable	203,742	206,170
Income taxes payable	31,649	28,437
Accrued liabilities	193,684	170,138
Total current liabilities	447,513	640,750
Long-term debt	1,093,243	666,953
Deferred income taxes	144,941	116,568
Other long-term liabilities	82,073	80,722
Total liabilities	1,767,770	1,504,993
Stockholders' equity:		
Preferred stock, $0.01 par value; authorized: 5,000,000 shares; none issued	—	—
Common stock, $0.01 par value; authorized: 400,000,000 shares; issued: 2008 – 110,188,937 shares; 2007 – 109,749,985 shares	1,102	1,097
Capital in excess of par value	203,000	174,450
Retained earnings	1,320,470	1,099,111
Accumulated other comprehensive (loss) income	(144,767)	5,370
Less: Treasury stock: 2008 – 3,461,541 shares; 2007 – 2,381,778 shares	(92,033)	(39,321)
Total stockholders' equity	1,287,772	1,240,707
Total liabilities and stockholders' equity	$ 3,055,542	$ 2,745,700

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Proxy Statement for the 2009 Annual Meeting.

Condensed Consolidated Statement of Cash Flows

	(In thousands) Year Ended December 31,		
	2008	2007	2006
Cash provided by (used for):			
Operating activities:			
Net income	**$ 246,952**	$ 228,020	$ 181,934
Adjustments to reconcile net income to total operating activities:			
Depreciation and amortization	**63,261**	52,665	45,929
Deferred income tax expense (benefit)	**29,742**	4,769	(524)
Share-based compensation expense	**20,186**	15,530	12,441
Changes in assets and liabilities (net of acquisitions):			
Increase in receivables, inventories, and other current assets	**(28,544)**	(26,750)	(32,267)
Increase in payables, accruals, and income taxes	**3,161**	13,421	29,751
Decrease in other long-term liabilities	**(1,907)**	(7,153)	(1,819)
Pension contribution	**(79,905)**	(5,162)	(13,721)
Other	**(5,681)**	3,183	4,243
Total operating activities	**247,265**	278,523	225,967
Investing activities:			
Additions to property, plant, and equipment	**(44,215)**	(37,620)	(29,156)
Purchases of businesses (net of cash acquired)	**(463,012)**	(300,569)	(177,639)
Decrease (increase) in marketable securities	**6,323**	(1,700)	(871)
Other	**4,282**	5,228	1,641
Total investing activities	**(496,622)**	(334,661)	(206,025)
Financing activities:			
Net change in short-term borrowings	**69,693**	(162,589)	4,048
Additional long-term borrowings	**430,000**	370,000	29,507
Reduction in long-term borrowings	**(232,835)**	(26,553)	(18,186)
Repayment of life insurance policy loans	**(21,394)**	—	—
Repurchases of common stock	**(57,444)**	(5,437)	(21,075)
Cash dividends paid	**(25,685)**	(25,748)	(18,832)
Excess tax benefits from share-based payments	**4,890**	9,464	4,706
Proceeds from employee stock plans and other	**6,238**	14,961	9,878
Total financing activities	**173,463**	174,098	(9,954)
Effect of exchange rate changes on cash and cash equivalents	**(7,265)**	3,088	3,558
(Decrease) increase in cash and cash equivalents	**(83,159)**	121,048	13,546
Cash and cash equivalents:			
Beginning of year	**170,139**	49,091	35,545
End of year	**$ 86,980**	$ 170,139	$ 49,091

These condensed consolidated financial statements should be read in conjunction with the full financial statements and the notes presented in Appendix A to the Proxy Statement for the 2009 Annual Meeting.

Selected Financial Data

	(Dollars and shares in millions, except per share amounts)				
	2008	2007	2006	2005	2004
Consolidated Operating Results *(Year ended December 31)*:					
Net sales	**$2,531.1**	$2,136.9	$1,819.3	$1,434.5	$1,232.3
Operating income	**$ 432.7**	$ 386.6	$ 309.0	$ 233.5	$ 191.2
Interest expense	**$ (63.7)**	$ (46.9)	$ (42.2)	$ (32.9)	$ (28.3)
Net income	**$ 247.0**	$ 228.0	$ 181.9	$ 136.4	$ 109.0
Diluted earnings per share	**$ 2.30**	$ 2.12	$ 1.71	$ 1.29	$ 1.06
Dividends declared and paid per share	**$ 0.24**	$ 0.24	$ 0.18	$ 0.16	$ 0.16
Diluted weighted average common shares outstanding	**107.4**	107.6	106.6	105.6	103.1
Operating income – Return on sales	**17.1%**	18.1%	17.0%	16.3%	15.5%
Operating income – Return on average total assets	**14.9%**	15.9%	15.8%	14.6%	14.5%
EBITDA	**$ 489.4**	$ 433.9	$ 351.4	$ 269.9	$ 228.3
Ratio of EBITDA to interest expense	**7.7x**	9.3x	8.3x	8.2x	8.1x
Other Data:					
Depreciation and amortization	**$ 63.3**	$ 52.7	$ 45.9	$ 39.4	$ 39.9
Capital expenditures	**$ 44.2**	$ 37.6	$ 29.2	$ 23.3	$ 21.0
Cash provided by operating activities	**$ 247.3**	$ 278.5	$ 226.0	$ 155.7	$ 155.8
Free cash flow	**$ 203.1**	$ 240.9	$ 196.8	$ 132.4	$ 134.8
Ratio of earnings to fixed charges	**6.1x**	7.3x	6.6x	6.2x	6.0x
Net income – Return on average total capital	**10.9%**	12.0%	11.8%	10.7%	10.5%
Net income – Return on average stockholders' equity	**19.5%**	20.7%	20.5%	18.5%	18.2%
Consolidated Financial Position *(At December 31)*:					
Current assets	**$ 954.6**	$ 952.2	$ 684.1	$ 556.3	$ 461.9
Current liabilities	**$ 447.5**	$ 640.8	$ 480.9	$ 405.8	$ 272.8
Property, plant, and equipment, net	**$ 307.9**	$ 293.1	$ 258.0	$ 228.5	$ 207.5
Total assets	**$3,055.5**	$2,745.7	$2,130.9	$1,780.6	$1,420.4
Long-term debt	**$1,093.2**	$ 667.0	$ 518.3	$ 475.3	$ 400.2
Total debt	**$1,111.7**	$ 903.0	$ 681.9	$ 631.4	$ 450.1
Stockholders' equity	**$1,287.8**	$1,240.7	$ 966.7	$ 809.5	$ 663.3
Total debt as a percentage of capitalization	**46.3%**	42.1%	41.4%	43.8%	40.4%
Net debt as a percentage of capitalization	**44.3%**	37.1%	39.6%	42.4%	38.3%
Stockholders' equity per share	**$ 12.07**	$ 11.56	$ 9.11	$ 7.66	$ 6.44

(1) Amounts for years prior to 2006 reflect the retrospective application of SFAS 123R to expense stock options effective January 1, 2006. The adoption of SFAS 123R reduced operating income, net income and diluted earnings per share by the following amounts:

(In millions, except per share amounts)

	Reduction of amounts originally reported:		
Impact of Adopting SFAS 123R	Operating Income	Net Income	Diluted Earnings Per Share
2005	$5.9	$4.3	$0.04
2004	$5.1	$3.7	$0.04

(2) EBITDA represents income before interest, income taxes, depreciation and amortization. EBITDA is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. It should not be considered, however, as an alternative to operating income as an indicator of the Company's operating performance, or as an alternative to cash flows as a measure of the Company's overall liquidity as presented in the Company's financial statements. Furthermore, EBITDA measures shown for the Company may not be comparable to similarly titled measures used by other companies. The table below presents the reconciliation of net income reported in accordance with U.S. GAAP to EBITDA.

(In millions)

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
Net income	**$247.0**	$228.0	$181.9	$136.4	$109.0
Add (Deduct):					
Interest expense	**63.7**	46.9	42.2	32.9	28.3
Interest income	**(3.9)**	(2.1)	(0.4)	(0.7)	(0.6)
Income taxes	**119.3**	108.4	81.8	61.9	51.7
Depreciation	**45.8**	42.3	38.9	35.0	36.8
Amortization	**17.5**	10.4	7.0	4.4	3.1
Total adjustments	**242.4**	205.9	169.5	133.5	119.3
EBITDA	**$489.4**	$433.9	$351.4	$269.9	$228.3

(3) Free cash flow represents cash flow from operating activities, less capital expenditures. Free cash flow is presented because the Company is aware that it is used by rating agencies, securities analysts, investors and other parties in evaluating the Company. (Also see note 2 above). The table below presents the reconciliation of cash flow from operating activities reported in accordance with U.S. GAAP to free cash flow.

(In millions)

	For the Year Ended December 31,				
	2008	2007	2006	2005	2004
Cash provided by operating activities	**$247.3**	$278.5	$226.0	$155.7	$155.8
Deduct: Capital expenditures	**(44.2)**	(37.6)	(29.2)	(23.3)	(21.0)
Free cash flow	**$203.1**	$240.9	$196.8	$132.4	$134.8

(4) Penalties and interest accrued related to unrecognized tax benefits are recognized in income tax expense.

(5) The adoption of SFAS 158 for our defined benefit pension plans, effective December 31, 2006, resulted in a $32.7-million reduction in stockholders' equity. The adoption of FIN 48 as of January 1, 2007 resulted in a $5.9-million charge to the opening balance of stockholders' equity.

(6) Net debt represents total debt minus cash and cash equivalents. Net debt is presented because the Company is aware that it is used by securities analysts, investors and other parties in evaluating the Company. (Also see note 2 above). The table below presents the reconciliation of debt reported in accordance with U.S. GAAP to net debt.

(In millions)

	December 31,				
	2008	2007	2006	2005	2004
Total debt	**$1,111.7**	$ 903.0	$ 681.9	$ 631.4	$ 450.1
Less: Cash and cash equivalents	**(87.0)**	(170.1)	(49.1)	(35.5)	(37.6)
Net debt	**1,024.7**	732.9	632.8	595.9	412.5
Stockholders' equity	**1,287.8**	1,240.7	966.7	809.5	663.3
Capitalization (net debt plus stockholders' equity)	**$2,312.5**	$1,973.6	$1,599.5	$1,405.4	$1,075.8
Net debt as a percentage of capitalization	**44.3%**	37.1%	39.6%	42.4%	38.3%


Net Income
(in millions)
5-year CAGR is 24%
$260
220
180
140
100
60
04
05
06
07
08


EBITDA
(in millions)
$550
475
400
320
250
175
04
05
06
07
08


Capitalization
(in millions)
Equity
Net Debt
$2,400
2,000
1,600
1,200
800
400
04
05
06
07
08


Total Assets
(in millions)
$3,200
2,800
2,400
2,000
1,600
1,200
04
05
06
07
08


Operating Income
(in millions)
$500
400
300
200
100
04
05
06
07
08

Directors & Officers of the Company

BOARD OF DIRECTORS

Sheldon S. Gordon
Chairman of Union Bancaire Privée International Holdings, Inc.

Frank S. Hermance
Chairman and Chief Executive Officer

Charles D. Klein
A Managing Director of American Securities Capital Partners, LLC and an executive officer of several affiliated entities

Steven W. Kohlhagen
Retired Financial Executive

James R. Malone
Founder and Managing Partner, Qorval LLC

David P. Steinmann
A Managing Director of American Securities Management L.P.

Elizabeth R. Varet
Private Investor; a Managing Director of American Securities Management L.P.

Dennis K. Williams
Retired Executive

CORPORATE EXECUTIVE OFFICE

Frank S. Hermance
Chairman and Chief Executive Officer

John J. Molinelli
Executive Vice President–Chief Financial Officer

John Wesley Hardin
President, Electronic Instruments

Timothy N. Jones
President, Electromechanical Group

David A. Zapico
President, Electronic Instruments

CORPORATE OFFICERS

William D. Eginton
Senior Vice President, Corporate Development

Robert S. Feit
Senior Vice President and General Counsel

Robert R. Mandos, Jr.
Senior Vice President and Comptroller

George A. Murphy, Jr.
Senior Vice President, Human Resources

William J. Burke
Vice President, Investor Relations and Treasurer

Donald W. Carlson
Vice President, Strategic Procurement

Thomas A. Deeney
Vice President, Corporate Compliance and Auditing

David A. Frank
Vice President, Taxation

Elaine M. Gorman
Vice President, Shared Services

William P. Lawson
Vice President and Chief Information Officer

John J. Weaver
Vice President, Human Resources

OPERATING OFFICERS

Jeffrey A. Beck
Senior Vice President, Aerospace and Defense

Tiziano M. Barni
Vice President and Managing Director, AMETEK Italia and AMETEK Elektromotory

Preben Carøe
Vice President, Measurement and Calibration Technologies

Tony J. Ciampitti
Vice President, Power Systems and Instruments

Timothy F. Croal
Vice President,
–Programmable Power
–Instrumentation and Specialty Controls

Deidre E. Cusack
Vice President, Measurement and Power Systems, Aerospace and Defense

Peter C. de Jong
Vice President, Operations, Electromechanical Group, Reynosa

Alan H. Devenish
Vice President, Materials Analysis

Matthew C. French
Vice President, Technical and Industrial Products

Allan Imrie
Vice President, Precision Instruments–Europe

Jon P. Kidder
Vice President, Advanced Measurement Technology

Lim Meng Kee
Vice President, Asia

Charles E. Lohwasser
Vice President, Thermal Management Systems, Aerospace and Defense

Richard A. Madamba
Vice President, Maintenance, Repair and Overhaul, Aerospace and Defense

Thomas C. Marecic
Vice President, Process and Analytical Instruments

H. Ian McGavisk
Vice President, Engineered Materials, Interconnects and Packaging

Patrick J. McGeehan
Vice President, Specialty Metal Products

Gregory Myers
Vice President, HCC Industries

Denise M. Schier
Vice President, Floorcare and Specialty Motors

Roger A. Smith
Vice President, Sales and Marketing, Floorcare and Specialty Motors

James E. Visnic
Vice President, Chemical Products

Bruce P. Wilson
Vice President, Ultra Precision Technologies

Shareholder Information

Corporate Office
AMETEK, Inc.
37 North Valley Road, Building 4
Paoli, PA 19301-0801
610-647-2121 or 800-473-1286

The Corporate Office is located in suburban Philadelphia.

Investor Communications
Investors seeking the Form 10-K and additional information about the Company may call or write to Investor Relations at the Corporate Office. AMETEK earnings announcements, press releases, SEC filings, and other investor information are available at Investors on AMETEK's Web site: www.ametek.com.

Annual Meeting
Tuesday, April 21, 2009, 3 p.m.
The New York Helmsley
Sutton Place Meeting Room
212 East 42nd Street
New York, NY 10017

All shareholders are invited to attend.

Stock Exchange Listing
New York Stock Exchange
Symbol: AME

Shareholder Services
American Stock Transfer & Trust Co.
59 Maiden Lane
New York, NY 10038
Attn: Shareholder Services
718-921-8124 or 800-937-5449
www.amstock.com

AMETEK's transfer agent responds to inquiries regarding dividend payments, direct deposit of dividends, stock transfers, address changes, and replacement of lost dividend payments and lost stock certificates.

Independent Registered Public Accounting Firm
Ernst & Young LLP
Philadelphia, Pennsylvania

Corporate Counsel
Stroock & Stroock & Lavan LLP
New York, New York

AMETEK is an equal opportunity employer.

AMETEK®

37 North Valley Road
Paoli, PA 19301-0801

END